May 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 217 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 218 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing pursuant to Rule 485(a)(2). No fees are required in connection with this filing.

The purpose of the Amendment is to register ten new series to the Registrant, offering Class R, R4 and I3 shares, as well as to register such share classes to nine existing series of the Registrant.

Please direct any comments or questions concerning this filing to the undersigned at (617) 662-3405.

Very truly yours,

/s/ Daniel Bulger

Daniel Bulger

Vice President and Counsel

State Street Bank and Trust Company